भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे [redacted]ाग
मध्यवर्ती कार्यालय
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

04024793

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

MAY 4 2004

FILE NO. 32.4524

जा. क्रमांक / No. : CO/S&B/VR/2004/ 1210

दिनांक / तारीख / Date : 27.04.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/1189 dated the April 27, 2004 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

5/5

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. : CO/S&B/VR/2004/1189

दिनांक / तारीख / Date : 27.04.2004

FILE NO. 32.4524

Dear Sir,

LISTING AGREEMENT : CLAUSE 35
DISTRIBUTION SCHEDULES

In terms of Clause 35 of the Listing Agreement, we enclose for your information six copies of distribution schedules of our equity as on 31.03.2004. In this connection, we advise that only the following entities have shareholding more than 5% of our equity.

i)	Reserve Bank of India	59.726%
ii)	Bank of New York as Depository Bank for GDRs (GDR holders do not have voting rights)	7.88%

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

शे. एवं बा.
SHARES & BONDS

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)] (ii)]

FILE NO. 32.4524

DISTRIBUTION SCHEDULE

NAME OF COMPANY : STATE BANK OF INDIA
DISTRIBUTION OF EQUITY SHARES AS ON 31/03/2003

(KIND OF SECURITY)

TOTAL NOMINAL VALUE RS.	5262988780
NOMINAL VALUE OF EACH SHARE RS.	10
TOTAL NOs.OF SHARES	526298878
PAID-UP VALUE PER SHARE RS.	10
** DISTINCTIVE NOs. FROM	1
** DISTINCTIVE NOs. TO	526890000

** REFER ANNX-01 (DNR BREAK-UP)

TABLE I
DISTRIBUTION OF HOLDINGS

SHARE HOLDING OF NOMINAL VALUE OF			SHARE HOLDERS		SHARE AMOUNT	
RS.	RS.		NUMBER	% TO TOT	(IN RS.)	% TO TOT
(1)			(2)	(3)	(4)	(5)
UPTO	5000		566,835	99.229044	311252460.00	5.913986
5001	10000		2,060	0.360619	16135890.00	0.306591
10001	20000		945	0.165429	14146970.00	0.268801
20001	30000		337	0.058994	8604590.00	0.163492
30001	40000		145	0.025383	5180660.00	0.098435
40001	50000		121	0.021182	5673340.00	0.107796
50001	100000		231	0.040438	17345250.00	0.32957
100001	ABOVE		565	0.098907	4884649620.00	92.81132
TOTAL			571,239	100	5262988780.00	100

DFS LTD. MUMBAI

SHARES & BONDS CORPORATE CENTRE MUMBAI

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)] (ii)]

PHYSICAL

FILE NO. 32.4524

DISTRIBUTION SCHEDULE

NAME OF COMPANY : STATE BANK OF INDIA
DISTRIBUTION OF EQUITY SHARES AS ON 31/03/2004

(KIND OF SECURITY)

TOTAL NOMINAL VALUE RS.	5262988780.00
NOMINAL VALUE OF EACH SHARE RS.	10
TOTAL NOs.OF SHARES	526298878
PAID-UP VALUE PER SHARE RS.	10

** DISTINCTIVE NOs. FROM	000000001
** DISTINCTIVE NOs. TO	526890000

** REFER ANNX-01 (DNR BREAK-UP)

TABLE I

DISTRIBUTION OF HOLDINGS

SHARE HOLDING OF NOMINAL VALUE OF			SHARE HOLDERS		SHARE AMOUNT	
RS.	RS.		NUMBER	% TO TOT	(IN RS.)	% TO TOT
(1)			(2)	(3)	(4)	(5)
UPTO	5000		405,712	71.02316	201,514,750.00	3.828903
5001	10000		231	0.040438	1,690,520.00	0.03212
10001	20000		81	0.014179	1,163,750.00	0.022111
20001	30000		41	0.007177	1,014,390.00	0.019274
30001	40000		12	0.0021	399,160.00	0.007584
40001	50000		5	0.000875	214,500.00	0.004075
50001	100000		7	0.001225	515,240.00	0.009789
100001	ABOVE		10	0.00175	3,146,320,200.00	59.782
TOTAL			406,099	71.09091	3,352,832,510.00	63.70586
ADD: DEMAT SHARES			165,140	28.90909	1,910,156,270.00	36.29414
GRAND TOTAL			571,239	100	5,262,988,780.00	100

APPENDIX I TO REGULATION 2 DEMAT
[REGULATION 2-4 (ii)] (ii)]

DISTRIBUTION SCHEDULE

FILE NO. 32.4524

NAME OF COMPANY : STATE BANK OF INDIA
DISTRIBUTION OF EQUITY SHARES AS ON 31/03/2004

(KIND OF SECURITY)

TOTAL NOMINAL VALUE RS.	5262988780
NOMINAL VALUE OF EACH SHARE RS.	10
TOTAL NOs.OF SHARES	526298878
PAID-UP VALUE PER SHARE RS.	10
** DISTINCTIVE NOs. FROM	1
** DISTINCTIVE NOs. TO	526890000

** REFER ANNX-01 (DNR BREAK-UP)

TABLE I
DISTRIBUTION OF HOLDINGS

SHARE HOLDING OF NOMINAL VALUE OF			SHARE HOLDERS		SHARE AMOUNT	
RS.	RS.		NUMBER	% TO TOT	(IN RS.)	% TO TOT
(1)			(2)	(3)	(4)	(5)
UPTO	5000		161,123	28.205882	109,737,710.00	2.085083
5001	10000		1,829	0.320181	14,445,370.00	0.27447
10001	20000		864	0.15125	12,983,220.00	0.246689
20001	30000		296	0.051817	7,590,200.00	0.144218
30001	40000		133	0.023282	4,781,500.00	0.090851
40001	50000		116	0.020306	5,458,840.00	0.103721
50001	100000		224	0.039213	16,830,010.00	0.31978
100001	ABOVE		555	0.097157	1,738,329,420.00	33.02932
TOTAL			165,140	28.909088	1,910,156,270.00	36.294135
ADD: PHYSICAL SHARES			406,099	71.090909	3,352,832,510.00	63.705864
GRAND TOTAL			571,239	100	5,262,988,780.00	100

SHARES & BONDS

TABLE II
NAME OF SHARE HOLDER AND
SHARES HELD BY THE
FOLLOWING, VIZ.

FILE NO. 32.4524

	NAME OF SHAREHOLDER		NO. OF SHARES	% TO TOT NO. OF SHARES
	(1)		(2)	(3)
(a) FOREIGN	(i) FOREIGN COLLABORATORS		-	-
HOLDINGS	(ii) FOREIGN FINANCIAL			
	INSTITUTIONS- INSTN. INV			
	INVESTORS (FII)		101,781,166	19.339
	(iii) FOREIGH NATIONALS		-	-
	(iv) NON-RESIDENT INDIANS		266,872	0.051
		TOTAL	102,048,038	19.39
(b) GOVT/GOVT	(i) LIFE INSURANCE CORPN.			
SPONSORED	OF INDIA		20,282,010	3.854
FINANCIAL	(ii) UNIT TRUST OF INDIA		9,430	0.002
INSTITUTIONS	(iii) INDUSTRIAL FIN. CORPN.			
	OF INDIA		261,150	0.05
	(iv) INDUSTRIAL DEV.BANK			
	OF INDIA		391,604	0.074
	(iv) a.- SIDBI		826,000	0.157
	(v) INDST CREDIT & INV CORP			
	OF INDIA		66,600	0.013
	(vi) GEN.INS.CORPN. OF INDIA			
	& SUB.		3,619,393	0.688
	(vii) NATIONALISED BANKS		386,044	0.073
	(viii)GOVT. COMPANIES		-	-
	(ix) CENTRAL GOVT.(RBI)		314,338,700	59.726
	(x) STATE GOVERNMENT		1,241,225	0.236
	(xi) STATE FINANCIAL CORP.		-	-
		TOTAL	341,422,156	64.873
(c) BODIES	(i) HOLDLING COMPAINES		-	-
CORPORATE	(ii) SUBSIDIARY COMPANIES		-	-
	(iii) OTHER BODIES CORPORATE			
	- DOMESTIC COMPAINES		16,661,083	3.166
	-MUTUAL FUNDS		29,646,050	5.633
		TOTAL	46,307,133	8.799

(d) DIRECTORS AND THEIR RELATIVES	AS DEFINED IN SEC.6 OF THE COMPAINES ACT, 1956.	N/A

SHARES & BONDS

DFS C D LTD. MUMBAI

FILE NO. 32.4524

WORKING FOR TABLE II

CATEGORY	NARRN.			SHARES
43	DOUBLE TAX AVOIDANCE	*		
42	FII	*		
41	FOREIGN COLLABORATORS	*		
40	NON DOMESTIC COMAN	*		
	FII			101,781,166
38	MUTUAL FUNDS	*		29,646,050
37	OTHER BODIES CORPOR	*		8,608,643
36	GOVT.COs/STATE CORP	*		1,241,225
35	NATIONALISED BANKS			
	-RBI	*		314,338,700
	-NATIONALISED BANNK	*		386,044
	-MF	*		
34	GIC AND SUBSIDIARIIES	*		3,619,393
33	BODY CORPORATE	*		8,052,440
33	IDBI	*		391,604
33	ICICI	*		66,600
33	SIDBI	*		826,000
33	IFCI	*		261,150
32	LIC	*		20,282,010
31	UTI	*		9,430
				387,729,289
22	NRO WITHOUT REPA	*		147,692
21	NRI WITH REPAT	*		119,180
20	NRO	*		
				266,872
14	TRUSTS/FOUNDATIOS/FIRMS			182,216
11	RESIDENT INDIV			36,337,820
10	RESIDENT INDIV			1,515
			***********	36,521,551
		GRAND TOTAL	*******	526,298,878